UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period ___April 2004____	File No. __0-50582__

Fronteer Development Group Inc.

(Name of Registrant)

1640 – 1066 West Hastings St., Vancouver, British Columbia  CANADA V6E 3X2

(Address of principal executive offices)

1.

News Release dated April 28, 2004

2.

Notice of Change of Auditor

3.

Letter from Former Auditor

4.

Letter from succeeding Auditor

5.

Notice from Company’s audit committee

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTEER DEVELOPMENT GROUP INC.

(Registrant)

Dated:  April 28, 2004                     Signed: /s/ Larry Johnson

             Larry Johnson,

             CFO and Corporate Secretary

1640-1066 West Hastings Street, Vancouver, BC, V6E 3X1

NEWS RELEASE 2004-15

FRG – Toronto Stock Exchange         FRR – Frankfurt Stock Exchange

April 28, 2004

LYLE HEPBURN JOINS THE BOARD AND FRONTEER REGISTERS WITH THE SEC

Fronteer Development Group Inc. (FRG - Toronto Stock Exchange, FRR - Frankfurt Stock Exchange) is pleased to announce that Mr Lyle Hepburn has joined the Board of Directors.

Lyle R. Hepburn, is a partner in the Toronto law firm of Beach, Hepburn LLP. Since co-founding Beach, Hepburn LLP in 1985, Mr. Hepburn’s practice has been focused primarily on advising and representing public mining and mineral exploration companies. Mr. Hepburn is a director of Gitennes Exploration Inc. and North Atlantic Nickel Corp., both of which are mineral exploration companies listed on the Toronto Stock Exchange, and the Corporate Secretary of Aber Diamond Corporation, a diamond development company listed on the Toronto Stock Exchange and NASDAQ.

Fronteer is also pleased to announce that it has registered with U.S. Securities & Exchange Commission. The file number for the Company at the Commission is 000-50582. All of the Company’s filings can be viewed by going to the website of the Securities and Exchange Commission which is www.sec.gov. For further information on this filing call A.B. Korelin at 1-888-428-6698.

Fronteer also announces that it is changing its auditor from McGovern Hurley Cunningham LLP, (the “Former Auditor”) Chartered Accountants of Toronto, to PricewaterhouseCoopers LLP, Chartered Accountants of Vancouver, effective as of the close of the Annual and Special Meeting of the shareholders of Fronteer scheduled to be held on June 8th, 2004 in Toronto. There have been no reservations or reportable events in the Former Auditor’s reports. The decision was made solely due to the Company’s exploration projects expanding outside of Canada and the international representation of PricewaterhouseCoopers.

For further information on Fronteer visit www.fronteergroup.com or contact Mark O'Dea, President & CEO

604-632-4677 (Phone)

modea@fronteergroup.com

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk. The following are important factors that could cause Fronteer’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital. There can be no assurance that future developments affecting Fronteer will be those anticipated by management. Please refer to the discussion of these and other factors in Fronteer’s  Form 20-F and other documents filed with the Securities and Exchange Commission(F ile#000-50582) , The Toronto Stock Exchange and the Canadian securities administrators through SEDAR

1640 - 1066 West Hastings Street, Vancouver, BC V6E 3X1  CANADA

  Tel 604 632 4677  Fax  604 632 4678  Web www.fronteergroup.com

NOTICE OF CHANGE OF AUDITOR

Pursuant to NI 51-102 (Part 4.11)

It is proposed that the Company will change its auditor from McGovern Hurley Cunningham LLP (“the former auditor”), Chartered Accountants of Toronto, Ontario to PricewaterhouseCoopers LLP (“the successor auditor”), Chartered Accountants of Vancouver, BC, effective as of the close of the Annual General and Special Meeting of the Company scheduled to be held on June 8th, 2004.

The Audit Committee’s recommendation for the change of auditor to the Board of Directors was made in part due to Fronteer expanding its exploration projects outside of Canada and the international representation of the successor firm and also in part due to the move of its corporate offices from Toronto to Vancouver.

The Company further reports:

a)

There were no reservations in the former auditor’s reports in connection with the audits of the two most recently completed fiscal years; and

b)

any period subsequent to the most recently completed period for which an audit report was issued and preceding the date of expiry of the former auditor’s term of office.

There are no reportable events including disagreements, consultations or unresolved issues as defined in NI 51-102 (Part 4.11) between the Company and the former or the successor auditor.

The change of auditor and the recommendation to appoint the Successor Auditor was approved by the audit committee and the Board of Directors of the Company.

FRONTEER DEVELOPMENT GROUP INC.

Per:

“George Bell”

April 21, 2004

George Bell (Director)

Chairman of the Audit Committee

April 22, 2004

TO: British Columbia Securities Commission Ontario Securities Commission

                    U.S. Securities and Exchange Commission

Dear Sirs/Mesdames:

Pursuant to National Instrument 51-102 (Part 4.11), we have reviewed the information contained in the Notice of Change of Auditors of Fronteer Development Group Inc. dated April 21, 2004 (the “Notice”) and, based on our knowledge of such information at this time, we agree with the information contained in the Notice.

We understand that the Notice will be provided to the shareholders of Fronteer Development Group Inc. Yours very truly,

PricewaterhouseCoopers LLP Chartered Accountants PricewaterhouseCoopers Place 250 Howe Street, Suite 700 Vancouver, British Columbia Canada V6C 3S7 Telephone +1 604 806 7000 Facsimile +1 604 806 7806

April 26, 2004

British Columbia Securities Commission Alberta Securities Commission

Ontario Securities Commission

Subject:

Notice of Change of Auditor – Fronteer Development Group Inc.

Dear Sirs:

Pursuant to National Instrument 51-102 (Part 4.11), we hereby confirm our agreement with the information contained in the Notice sent to us by the above-noted company dated April 21, 2004. This confirmation is based on our knowledge of the information at this date.

Yours very truly,

(signed) “PricewaterhouseCoopersLLP” Chartered Accountants

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

1640 - 1066 West Hastings Street, Vancouver, BC V6E 3X1  CANADA

  Tel 604 632 4677  Fax  604 632 4678  Web www.fronteergroup.com

NOTICE OF CHANGE OF AUDITOR

Pursuant to NI 51-102 (Part 4.11)

The following documentation has been reviewed and approved by the Company’s Audit Committee:

a) The Notice of Change of Auditor

b) letters from each of the Former Auditor and the Successor Auditor addressed to the British Columbia Securities Commission, the Alberta Securities Commission and the Ontario Securities Commission.

DATED as of this ___26th___ day of April, 2004

FRONTEER DEVELOPMENT GROUP INC.

Per:

“George Bell”

“Oliver Lennox-King”

George Bell (Director)

Oliver Lennox-King

Chairman of the Audit Committee

(Chairman of the Board)

“Don McInnes”

Don McInnes

(Director)